No Act

RECD S.E.C.

FEB 2 8 2006

1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06026254

February 22, 2006

William J. Mostyn III
Deputy General Counsel and
Corporate Secretary
Bank of America Corporation
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/22/2006

Re: Bank of America Corporation
Incoming letter dated December 20, 2005

Dear Mr. Mostyn:

This is in response to your letter dated December 20, 2005 concerning the shareholder proposal submitted to Bank of America by Virginia M. Brown. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 2 1 2006 E
THOMSON
FINANCIAL

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Virginia M. Brown
581 Oregon Avenue
Port Allen, LA 70767

1085917

Bank of America

William J. Mostyn, III
Deputy General Counsel and
Corporate Secretary

Bank of America
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Tel 704.386.5083
Fax 704.386.9330
william.mostyn@bankofamerica.com

December 20, 2005

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Virginia M. Brown

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") has received a proposal dated October 15, 2005 (the "Proposal") from Virginia M. Brown (the "Proponent"), for inclusion in the proxy materials for the Corporation's 2006 Annual Meeting of Stockholders (the "2006 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporate Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2006 Annual Meeting for the reasons set forth herein.

GENERAL

The 2006 Annual Meeting is scheduled to be held on or about April 26, 2006. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 20, 2006, and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2006 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests that the Corporation "amend its written equal employment opportunity policy to explicitly exclude reference to sexual orientation." The Proposal's supporting statement indicates that "[w]hile the legal institution of marriage should be protected, the sexual interests, inclinations and activities of all employees should be a private matter, not a corporate concern."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2006 Annual Meeting pursuant to Rules 14a-8(i)(7) and (i)(3). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. The Proposal may also be excluded pursuant to Rule 14a-8(i)(3) because the supporting statement creates a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.

1. The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Corporation's ordinary business operations.

The Proposal relates to a matter of ordinary business operations and, under Rule 14a-8(i)(7), such a proposal may be omitted from the Corporation's proxy materials. The Commission has stated that the policy underlying the ordinary business exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Hearing on Commission Enforcement Problems before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Session part 1, at 119 (1957), reprinted in part in *Release 34-19135*, n.47 (October 14, 1982). In its release adopting revisions to Rule 14a-8, the Commission reaffirmed this position stating: "The general policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 34-40018* (May 21, 1998). This general policy rests on two primary considerations: (i) that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight;" and (ii) the "degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Exchange Act Release No. 34-40018* (May 21, 1998).

The Corporation believes that the Proposal fits squarely within the category of proposals meant for exclusion pursuant to Rule 14a-8(i)(7). A major function of a company's management is to consider and control the different legal and financial risks that the company faces. Companies manage risk through the implementation of various policies and procedures which specify the best accepted practices in many areas, such as environmental policy, quality assurance policy, health and safety policy, and securities trading policies. Due to the complexity of federal, state and local employment laws, and the risks of non-compliance, most prudent company managements develop policies to govern equal employment opportunity practices.

The Proposal seeks to take risk-management decisions regarding the Corporation's equal employment opportunity policy away from management and put them in the hands of stockholders. Specifically, the Proposal seeks to amend the policy to "explicitly exclude reference to sexual orientation." The decision regarding whether to remove all references to sexual orientation from the equal employment opportunity policy is a risk management decision that falls within the purview of ordinary business operations. Discriminating on the basis of sexual orientation is illegal in many states in which our Corporation has employees and does business, including California, Connecticut, Illinois, Maine, Maryland, Massachusetts, Minnesota, Nevada, New Hampshire, New Jersey, New Mexico, New York, Rhode Island, Vermont and Wisconsin. Further, more than 100 cities include sexual orientation as a protected category, including San Francisco, Los Angeles, Boston, Chicago, New York City, Atlanta, Portland, Seattle, Philadelphia and Baltimore. The Proposal, if adopted, would expose the Corporation to increased risk of employment-related lawsuits from those who believe their employment at the Corporation was terminated or refused due to their sexual orientation—a situation which would be illegal in many jurisdictions. Should such an employment-related lawsuit be filed against the Corporation, the fact that the Corporation removed any reference to non-discrimination on the basis of sexual orientation from its equal employment opportunity policy will be a critical piece of evidence that the plaintiff could use against the Corporation. In fact, removal increases the Corporation's exposure to charges that it is implicitly sanctioning this discriminatory conduct. For these risk management reasons, along with other reasons, the Corporation has made a decision to include sexual orientation in its equal employment opportunity policy. Evaluating potential risks and managing such risks are fundamentally functions performed by the Corporation's management. The monitoring and evaluation of matters that may pose a legal risk to the Corporation are clearly within the scope of management's ordinary business operations.

The Division has consistently permitted the exclusion of proposals related to the evaluation and management of risk, and we respectfully request that the Division maintain its stance with respect to the Proposal. In both *Xcel Energy, Inc.* (April 1, 2003) and *Cinergy Corp.* (February 5, 2003), shareholder proposals urged the board of directors to issue a report disclosing "the economic risks associated with the Corporation's past, present and future emissions" [of several greenhouse gases] and "the public stance of the company regarding efforts to reduce these emissions." The Division found that these proposals related to ordinary business matters, and therefore were excludable under Rule 14a-8(i)(7), as they related to "evaluation of risks and benefits," or "ordinary business operations." Similarly, in *Willamette Industries, Inc.* (March 20, 2001), the Division found that a shareholder proposal requesting the board of directors to create an independent committee to prepare a report outlining the company's environmental issues and efforts to resolve them, including an estimate of worst case financial exposure, was excludable under Rule 14a-8(i)(7), noting that risk evaluation is a function that is conducted in the ordinary course of the company's business. In *Texas Instruments, Inc.* (January 28, 2005), in which the proponent requested the board review and report to shareholders on the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy and initiatives, the Division found that the proposal was excludable under Rule 14a-8(i)(7) as relating to the evaluation of risk. Like each of these situations, any decision to amend the Corporation's equal employment opportunity policy, a central purpose of which is to thwart employment discrimination lawsuits, requires a complex risk management analysis about which shareholders are not, as a group, in a position to make an informed judgment.

The Corporation is aware that the Division denied relief to the Coca-Cola Company on a proposal it received requesting that the board of directors amend its "corporate, diversity, and equal employment policies to exclude reference to sexual orientation" and "cease support of homosexual lifestyle and other deviant lifestyle behaviors opposed by the majority of people." *See Coca-Cola Company* (January 7, 2003; February 25, 2003). Although the arguments set forth by Coca-Cola, based largely on the idea that Coca-Cola should be able to ensure that its employee base reflects its consumer base, did not meet the burden for exclusion, the Corporation respectfully submits that the argument set forth in this letter is a stronger basis for exclusion under Rule 14a-8(i)(7) because it focuses on the ways in which the proposal intrudes on the Corporation's ability to evaluate and manage risk—a function best reserved to the Corporation's management.

The Proponent also makes clear in her sixth "Whereas" clause one element of her actual, but unspoken agenda. There she notes that the type of equal employment opportunity policy that she is trying to forbid the Corporation from maintaining establishes one of the predicates for a benefits policy that includes the partners of gay and lesbian employees. Thus, the Proponent is seeking to establish a policy that would make it difficult, if not impossible, to provide employee benefits for domestic partners. Yet the Proponent does not make that proposal directly. This is likely because such direct proposals in the past have been successfully excluded as relating to a company's ordinary business. *AT&T Corp.* (February 25, 2005) (proposal to prohibit a company from providing domestic partner benefits to executives making over $500,000 per year). Cloaking this Proposal in terms of equal employment opportunity policy does not hide its essential character.

In addition to the risk-management intrusion in ordinary business matters, the Proposal would also intrude on the Corporation's ability to tailor its employment and benefits policies to address the diverse needs of its workforce and hamper its ability to attract and retain the most talented employees. There is nothing better classified as ordinary business than the way in which a company relates to its employees. By artificially hindering the Corporation's ability to address issues of sexual orientation, the Proposal would deny the Corporation the opportunity to establish appropriate ground rules for employee conduct. Equal employment opportunity policies, virtually unheard of a half century ago, are now commonplace across all industries. There is nothing extraordinary about them and management of a company should be left alone to develop those that make the most sense to that company's business. The Proposal, by dictating the details of what has become an ordinary and necessary part of the Corporation's relationship with its workforce, would intrude on the Corporation's ordinary business operations.

2. The Proposal is excludable under Rule 14a-8(i)(3) because it is materially misleading and therefore violates the Proxy Rules.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) which permits a company to exclude from its proxy materials a shareholder proposal that "is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Division has consistently taken the position that proposals and supporting statements that are materially misleading because they create uncertainty regarding the matter being voted upon violate Rule 14a-9 and consequently may be omitted pursuant to Rule 14a-8(i)(3). See *Staff Legal Bulletin No. 14B* (September 15, 2004).

Substantial portions of the Proposal's supporting statement conflict with the core resolution of the Proposal, therefore creating uncertainty as to the matter being voted upon. The actual resolution proposed seeks to eliminate all references to "sexual orientation" from the Corporation's equal employment opportunity policy. In isolation, the resolution appears to be judgment-neutral with respect to sexual orientation. Indeed, the first, second, fourth and fifth "Whereas" clauses in the supporting statement discuss the "inappropriate" nature of taking sexual interests or activities into account in employment matters. Shareholders would likely interpret these initial clauses as supportive of an equal employment opportunity policy that prohibits discrimination on the basis of sexual orientation. In a sudden shift in tone, however, the final four "Whereas" clauses of the supporting statement reference—in a decidedly negative light—issues of illegality, risk, disease, and cultural and religious condemnation associated with non-heterosexual behavior. These conflicting portions of the supporting statement make it unclear whether the resolution proposed is meant to further or reverse the creation of a more inclusive equal opportunity employment policy in a way that produces a material uncertainty as to the subject matter of the vote in the eyes of a reasonable shareholder.

Various proponents have made proposals to other companies involving sexual orientation and domestic partner benefits. Unlike the Proponent, proponents in several of these other cases have taken a clearly discernible stance for or against discrimination based on sexual orientation. Some have vigorously opposed such discrimination. See, e.g., *OGE Energy, Inc.* (February 24, 2004).

Others have sought to prohibit domestic partner benefits and implicitly have favored discrimination based on sexual orientation. See, e.g., *AT&T Corp.* (February 25, 2005).

Unlike the letters referenced in the above paragraph, the confusing and conflicting portions of the supporting statement of the Proposal, combined with the seemingly neutral language of the proposed resolution, create an uncertainty as to the subject matter of the vote in the current instance. Accordingly, the Corporation asserts that the Proposal is excludable pursuant to Rule 14a-8(i)(3).

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2006 Annual Meeting. Based on the Corporation's timetable for the 2006 Annual Meeting, a response from the Division by February 3, 2006 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704.386.5083.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

William J. Mostyn III
Deputy General Counsel
and Corporate Secretary

cc: Virginia M. Brown

EXHIBIT A

Virginia M. Brown
581 Oregon Avenue
Port Allen, Louisiana 70767

October 15, 2005

Rachel R. Cummings, Corporate Secretary
Bank of America Corporation
100 N. Tryon Street
Charlotte, NC 28255

Dear Ms. Cummings:

I am the owner of 305 shares of Bank of America Corporation common Stock. I have continuously owned the shares more than one year and intend to hold them through the date of the next annual meeting. At that meeting, I wish to propose the following resolution.

Whereas, it would be inappropriate and possibly illegal to ask a job applicant or employee about their sexual interests, inclinations and activities.

Whereas, it is similarly inappropriate and legally problematic for employees to discuss personal sexual matters while on the job.

Whereas, unlike the issues of race, age, gender and certain physical disabilities, it would be impossible to discern a person's sexual orientation from their appearance.

Whereas, many companies discourage discussion of personal sexual interests or activities.

Whereas, discussion of sexual topics could be considered sexual harassment and legally actionable if they created a hostile work environment.

Whereas, there is a perceived link between a non-discrimination policy and what are called domestic partner benefits. According to the Human Rights Campaign (HRC), the largest national lesbian, gay, bisexual, and transgender political organization, on their website states, "an inclusive non-discrimination policy (one that refers to sexual orientation) is a key facet of the rationale for extending domestic partner benefits." The HRC adds, "Establishing a benefits policy that includes your company's gay and lesbian employees is a logical outgrowth of your company's own non-discrimination policy…."

Whereas, domestic partner benefit policies pay people who engage in homosexual sex acts, which were illegal in this country for hundreds of years, and have been proscribed by the major traditions of Judaism, Christianity and Mohammedism for a thousand years or more.

Whereas, our company does not discriminate against smokers in employment even though they are not protected by any clause, nor does it pay them to engage in this personally risky behavior.

Whereas, those who engage in homosexual sex are at a significantly higher risk for HIV/AIDS and sexually transmitted diseases.

Whereas, marriage between heterosexuals has been protected and encouraged by a wide range of societies, cultures and faiths for ages.

Resolved: the shareholders request that our company amend its written equal employment opportunity policy to explicitly exclude reference to sexual orientation.

Statement: While the legal institution of marriage should be protected, the sexual interests, inclinations and activities of all employees should be a private matter, not a corporate concern.

Sincerely,

Virginia M. Brown

Virginia M. Brown

Virginia M. Brown
581 Oregon Avenue
Port Allen, Louisiana 70767

October 15, 2005

Rachel R. Cummings, Corporate Secretary
Bank of America Corporation
100 N. Tryon Street
Charlotte, NC 28255

Dear Ms. Cummings:

I am the owner of 305 shares of Bank of America Corporation common Stock. I have continuously owned the shares more than one year and intend to hold them through the date of the next annual meeting. At that meeting, I wish to propose the following resolution.

Whereas, it would be inappropriate and possibly illegal to ask a job applicant or employee about their sexual interests, inclinations and activities.

Whereas, it is similarly inappropriate and legally problematic for employees to discuss personal sexual matters while on the job.

Whereas, unlike the issues of race, age, gender and certain physical disabilities, it would be impossible to discern a person's sexual orientation from their appearance.

Whereas, many companies discourage discussion of personal sexual interests or activities.

Whereas, discussion of sexual topics could be considered sexual harassment and legally actionable if they created a hostile work environment.

Whereas, there is a perceived link between a non-discrimination policy and what are called domestic partner benefits. According to the Human Rights Campaign (HRC), the largest national lesbian, gay, bisexual, and transgender political organization, on their website states, "an inclusive non-discrimination policy (one that refers to sexual orientation) is a key facet of the rationale for extending domestic partner benefits." The HRC adds, "Establishing a benefits policy that includes your company's gay and lesbian employees is a logical outgrowth of your company's own non-discrimination policy…."

Whereas, domestic partner benefit policies pay people who engage in homosexual sex acts, which were illegal in this country for hundreds of years, and have been proscribed by the major traditions of Judaism, Christianity and Mohammedism for a thousand years or more.

Whereas, our company does not discriminate against smokers in employment even though they are not protected by any clause, nor does it pay them to engage in this personally risky behavior.

Whereas, those who engage in homosexual sex are at a significantly higher risk for HIV/AIDS and sexually transmitted diseases.

Whereas, marriage between heterosexuals has been protected and encouraged by a wide range of societies, cultures and faiths for ages.

Resolved: the shareholders request that our company amend its written equal employment opportunity policy to explicitly exclude reference to sexual orientation.

Statement: While the legal institution of marriage should be protected, the sexual interests, inclinations and activities of all employees should be a private matter, not a corporate concern.

Sincerely,

Virginia M. Brown

Virginia M. Brown

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 22, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 20, 2005

The proposal requests that the company amend its written equal employment opportunity policy to explicitly exclude reference to sexual orientation.

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mark F. Vilardo
Special Counsel